Mail Stop 4561

April 17, 2006

Syed Irfan Husain
President, Chief Executive Office, Chief Financial Officer, and Chairman of the Board
American Business Holdings Inc.
1223 Wilshire Boulevard, Suite 851
Santa Monica, CA 90403

Re: **American Business Holdings Inc.**
        Registration Statement on Form SB-2
        File No. 333-132429
        Filed on March 15, 2006

Dear Mr. Husain:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please note that the comments below are a supplement to our comment letter dated April 11, 2006.

General

1.   We note the disclosure on page 14 of your registration statement that your products are being exported to Sudan, which is identified as a state sponsor of terrorism by the State Department and is currently subject to economic sanctions administered by the Treasury

Department's Office of Foreign Assets Control (OFAC). Please describe to us, in reasonable detail, your current, historical, and anticipated contacts with Sudan, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements. For example, identify the types of products that are exported to Sudan, the quantities of each type that are exported to that country, whether you export the products by Sudanese transportation system, and whether you employ people in Sudan to carry on the transportation, storage, and selling operations. Discuss the material terms and conditions of the agreements pursuant to which you distribute and sell your products in Sudan, and whether the Sudanese government or entities controlled by the Sudanese government are parties to the agreements.

2.   Please provide us with an analysis discussing in reasonable detail the materiality of your commercial contacts with Sudan, and whether these contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amount of revenues, assets and liabilities associated with Sudan, and the number of employees you have in that country.

In addition, you should address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of your corporate activities upon your reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. Also, Illinois, New Jersey, and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that conduct business with Sudan. Brown University, Harvard University, Stanford University, the University of California system, Yale University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that conduct business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Sudan.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Beshears, Senior Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Staff Attorney, at (202) 551-3471 or the undersigned at (202) 551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Gregg E. Jaclin, Esq. *(via fax)*